UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-41226

Tritium DCFC Limited

(Exact Name of Registrant as Specified in Its Charter)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Business Combination

As previously announced, on May 25, 2021, Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“DCRN”), Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (“Tritium”), Tritium DCFC Limited, an Australian public company limited by shares (the “Company”), and Hulk Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), entered into a Business Combination Agreement (the “Business Combination Agreement”), pursuant to which, among other things, the Company acquired all of the issued and outstanding equity interests in Tritium and DCRN merged with and into Merger Sub, in each case, on the terms and subject to the conditions set forth therein (the “Business Combination”). A copy of the Business Combination Agreement is filed as Exhibit 2.1 to the Company’s registration statement on Form F-4 (the “Registration Statement”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Registration Statement.

On January 13, 2022 (the “Closing Date”), the Company consummated the Business Combination through the following transactions:

•

Pursuant to the share transfer agreement entered into by DCRN, the Company, Tritium and all existing Tritium shareholders, the holders of ordinary shares in Tritium (“Tritium Shares”) transferred their Tritium Shares to the Company in exchange for an aggregate of 120,000,000 ordinary shares of the Company (“Company Ordinary Shares”) and the Company became the ultimate parent company of Tritium and any subsidiaries of Tritium;

•

Merger Sub merged with and into DCRN (the “Merger”), with DCRN surviving as a wholly owned subsidiary of the Company, as a result of which each share of Class A common stock of DCRN (other than those shares redeemed) were exchanged for one Company Ordinary Share and each DCRN warrant to acquire one share of common stock of DCRN was automatically converted into a warrant to acquire one Company Ordinary Share (“Company Warrant”) and thereupon were assumed by the Company pursuant to the (i) Warrant Assignment and Assumption Agreement and (ii) Amended and Restated Warrant Agreement, which are filed as Exhibit 4.1 and 4.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and are incorporated by reference herein; and

•

At the effective time of the Merger, each share of Class B common stock of DCRN was cancelled and converted into Class A common stock of DCRN in accordance with the DCRN’s amended and restated certificate of incorporation and, accordingly, were exchanged for Company Ordinary Shares pursuant to the Merger.

As of January 13, 2022, after giving effect to the Business Combination (including any DCRN shareholder redemptions), the Company had 135,380,695 ordinary shares and 21,783,259 warrants to purchase ordinary shares outstanding.

The Company Ordinary Shares and Company Warrants are expected to begin trading on The Nasdaq Global Market on January 14, 2022 under the symbols “DCFC” and “DCFCW,” respectively.

On the Closing Date, the Company’s Constitution, the Amended & Restated Registration Rights Agreement, the Amended and Restated Warrant Agreement and the Warrant Assignment and Assumption Agreement were executed by the Company and the respective parties thereto. Forms of these agreements were previously included as exhibits to the Registration Statement. Executed versions of these agreements are filed as Exhibits 3.1, 4.1, 4.2 and 10.1 to this Form 6-K and are incorporated by reference herein.

Additionally, on the Closing Date, the Company issued a press release announcing the closing of the Business Combination. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and is incorporated by reference herein.

Post-Closing Financing

Subscription Agreement

On July 27, 2021, DCRN, the Company and Palantir Technologies Inc. (“Palantir”) entered into a Subscription Agreement (the “Subscription Agreement”). As previously announced, on January 12, 2022, the Company waived the condition to the closing of the Business Combination that, as of the closing, the amount of funds contained in DCRN’s trust account (net of the aggregate amount of cash proceeds required to satisfy any exercise by DCRN’s shareholders of their redemption rights and net of DCRN’s fees and expenses incurred in connection with the Business Combination) plus the amount of cash proceeds to the Company resulting from any private placements of Company Ordinary Shares consummated in connection with the Closing be at least $200,000,000 (the “Minimum Cash Waiver”). As a result of the Minimum Cash Waiver, Palantir exercised its rights under the Subscription Agreement not to consummate its investment in the Company. The Company and Palantir are in discussions regarding a potential amendment to the Subscription Agreement, pursuant to which Palantir would subscribe for and purchase, and the Company would issue and sell to Palantir, up to 2,500,000 Company Ordinary Shares for a purchase price of $6.00 per share and an aggregate purchase price of $15.0 million (the “Amended PIPE Financing”). There can be no guarantee an agreement will be reached or that the Amended PIPE Financing will be completed on the terms described herein or on any other terms. If an agreement is reached, the Company intends to make a further announcement in this regard when updated information is available.

Option Agreements

On the Closing Date, the Company entered into separate option agreements (each, an “Option Agreement”) with each of (i) St Baker Energy Holdings Pty Ltd, (ii) Varley Holdings Pty Ltd, (iii) Ilwella Pty Ltd and (iv) Decarbonization Plus Acquisition Sponsor II LLC (each a “Holder”), pursuant to which the Company granted to the Holders the contingent right to subscribe for and purchase, and the Holders committed to subscribe for and purchase, an aggregate of up to 7,500,000 Company Ordinary Shares (the “Option Shares”), for an exercise price of $6.00 per share (the “Option Exercise Price”) and an aggregate purchase price of up to $45.0 million. The options that were issued, and the Option Shares to be issued, pursuant to the Option Agreements will not initially be registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. The table below depicts the number of Option Shares underlying each Holder’s option:

Holder	Option Shares

Decarbonization Plus Acquisition Sponsor II LLC	3,333,333

St Baker Energy Holdings Pty Ltd	2,500,834

Varley Holdings Pty Ltd	895,333

Ilwella Pty Ltd	770,500

Total	7,500,000

Pursuant to the Option Agreements, the Company has granted the Holders certain registration rights in connection with the Option Shares. Pursuant to the Option Agreements, the Company agreed that, within 30 calendar days after the Closing Date, the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale of the Option Shares and the Company will use its commercially reasonable efforts to have such resale registration statement declared effective as soon as practicable after the filing thereof.

The foregoing description of the Option Agreements is qualified in its entirety by reference to the full text of the Option Agreements, the form of which is filed as Exhibit 10.2 to this Form 6-K and is incorporated herein by reference.

Impact of Post-Closing Financing on Existing Warrants

On the Closing Date, the Company notified Computershare Inc. and Computershare Trust Company, N.A., in their joint capacity as warrant agent (the “Warrant Agent”) for the Company Warrants, of the following adjustments, effective January 13, 2022:

•	the adjustment to the warrant price of the Company Warrants from $11.50 per Company Ordinary Share to $6.90 per Company Ordinary Share (representing 115% of the Option Exercise Price);

•

the adjustment of the $18.00 per share redemption trigger price described in Section 6.1 of the Amended and Restated Warrant Agreement to $10.80 per Company Ordinary Share (representing 180% of the Option Exercise Price); and

•	the adjustment of the redemption trigger price described in Section 6.2 of the Amended and Restated Warrant Agreement from $10.00 to $6.00 (the “Warrant Adjustments”).

The Warrant Adjustments were required as a result of the issuance of the Options pursuant to Section 4.3 of the Warrant Agreement by and between DCRN and the warrant agent party thereto.

The Company will use its commercially reasonable efforts to provide notice of the Warrant Adjustments to each of the holders of the Company Warrants pursuant to its obligation under the Warrant Agreement.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Constitution of Tritium DCFC Limited.

4.1	Warrant Assignment and Assumption Agreement, dated January 13, 2022.

4.2	Amended and Restated Warrant Agreement, dated January 13, 2022.

10.1	Amended and Restated Registration Rights Agreement, dated January 13, 2022.

10.2	Form of Option Agreement.

99.1	Press release, dated January 13, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: January 14, 2022	By:	/s/ Jane Hunter
Jane Hunter
Chief Executive Officer